Shayne Kennedy Direct Dial: 714.755.8181 shayne.kennedy@lw.com	650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com

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September 18, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds; Michael Killoy; Brigitte Lippmann

Re:	Guardant Health, Inc. Registration Statement on Form S-1
Filed September 6, 2018
CIK No. 0001576280

Ladies and Gentlemen:
On behalf of our client Guardant Health, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.
Amendment No. 1 reflects certain revisions to the Registration Statement on Form S-1 filed with the Commission on September 6, 2018 (the “Prior Filing”), in response to the comment letter from the staff of the Commission (the “Staff”) to Helmy Eltoukhy, the Company’s Chief Executive Officer, dated September 13, 2018. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Prior Filing, in the traditional non-EDGAR format.
The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Registration Statement.

September 18, 2018 Page 2

Use of Proceeds, page 59

1.
Please specify the principal purposes of the net proceeds that you will receive from the offering, including the approximate amount intended to be used for each such purpose. See Item 504 of Regulation S-K.

Response:
In response to the Staff’s comment, the Company advises the Staff that it has no specific plan for any significant portion of the expected proceeds from the offering, and has revised the disclosure on page 59 of Amendment No. 1 to disclose the same.
Dilution, page 63

2.
Please tell us and disclose your basis for not deducting redeemable non-controlling interest amounts in arriving at the historical and pro forma net tangible book value amounts presented. Alternatively, revise your computations accordingly.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on page 63 of Amendment No. 1 to deduct redeemable non-controlling interests from the Company’s presentation of historical and pro forma net tangible book value.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the six months ended June 30, 2017 and 2018, page 74

3.
We note your disclosure that cash receipts relative to the number of tests processed in period were higher in the six months ended June 30, 2018 compared to the prior period. Please disclose the period-to-period change. See Item 303(b)(2) of Regulation S-K.

Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 76 of Amendment No. 1 to reflect the prior-to-period change as requested.

* * * * *

September 18, 2018 Page 3

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Shayne Kennedy
Shayne Kennedy
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Helmy Eltoukhy, Co-Founder and Chief Executive Officer, Guardant Health, Inc.
Michael Wiley, Chief Legal Officer, Guardant Health, Inc.
Charles K. Ruck, Latham & Watkins LLP
Brian J. Cuneo, Latham & Watkins LLP
Charles S. Kim, Cooley LLP
David Peinsipp, Cooley LLP
Andrew S. Williamson, Cooley LLP